Mail Stop 4561

December 5, 2007

Nicholas S. Schorsch
American Realty Capital Trust, Inc.
1725 Fairway
Jenkintown, PA 19046

       Re: American Realty Capital Trust, Inc.
              Amendment No. 1 to Registration Statement on Form S-11
              Filed November 20, 2007
              File No. 333-145959

Dear Mr. Schorsch:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Amendment to Form S-11, filed on November 20, 2007, that was provided to us by counsel.

General

1.   We note your response to prior comment 1 and understand that your website is currently under development. We are continuing to review your website, and we may have further comments.

2.   We note your response to prior comment 2 and your related proposed disclosure. If you include this disclosure in your prospectus, please address the following comments:

- Revise to clarify that an investor in your company should not expect the same performance as the NCREIF Index because the NCREIF Index does not factor in fees or expenses, which are significant to your company.

- Please tell us why you have included the reference to Franklin Income A Index. This fund does not seem comparable to your company.

- Please revise to clarify how the NCREIF index measures the "value" of $1 invested in 1996. Since there is no trading market, it is not clear how those investments are valued.

- The narrative description of returns for the S&P 500 index and the NAREIT index do not appear to correspond to the graph. Please revise or advise.

Compensation to American Realty Capital Advisors, LLC and its Affiliates, page 6

3.   We note your response to prior comment 11. Please revise to clarify that acquisition expenses will include personnel costs and identify any other anticipated reimbursements. Provide similar disclosure on page 52.

4.   You state that your "Asset Management Fees" are payable "in advance." Please explain this statement further to clarify when these fees are due.

Distribution Policy and Distributions, page 9

5.   Please revise to omit the disclosure of your estimated distribution rate. Since you are a blind-pool company with no current operations, there is no basis for including projected distribution amounts. Refer to Item 10(b)(1) of Regulation S-K. Provide conforming changes to the disclosure on page 117 under "Distribution Policy and Distributions."

Share Repurchase Program, page 10

6.   Please explain in greater detail how the per share price for shares repurchased outside of an offering will be "based on" NAV and under what circumstances the board may choose

to use a valuation method other than NAV. Disclose whether your board will inform the stockholders in the event it chooses to use a valuation method other than the NAV calculation.

Risk Related to Conflicts of Interest, page 16

We may have increased exposure…, page 18

7.   Please explain the types of "certain financial guarantees" you provide in conjunction with the Section 1031 Exchange Program and, to the extent applicable, please separately address the risks associated with each type of guarantee you will provide.

Executive Officers and Directors, page 39

8.   Please disclose William Stanley's years of service with each of his employers over the past five years. Refer to Item 401(e) of Regulation S-K.

Affiliated Companies, page 47

Property Manager, page 47

9.   We note your revised disclosure in response to prior comment 10. However, we note that the first paragraph on page 48 still includes "up to" language relating to the 2- 4% fee payable to American Realty Capital Properties, LLC. Please revise.

Certain Relationships and Related Transactions, page 49

10.   We note your supplemental response to prior comment 25. Please revise your disclosure on page 51 to include your rationale for calling this a "success-based fee."

Management Compensation, page 52

11.   We note your supplemental response to prior comment 26. Please add footnote disclosure to this effect.

Management's Discussion and Analysis of Financial Condition and Operations

Results of Operations, page 81

12.   We note your revised disclosure relating to the current disruptions and the current state of the real estate capital markets. Please explain your belief that the current disruptions will

"inevitably lead to improved fundamentals…." In addition, please balance this disclosure with the potential risks involved in investing in the real estate market in its current state. We note your related disclosure on 31 about risks associated with the current state of the debt markets.

Funds from Operations, page 85

13. Tell us how you determined that it would be appropriate to define FFO to exclude significant non-recurring items. Explain to us in detail the nature of these non-recurring items and how you determined that they met the criteria in Item 10(e) of Regulation S-K to be treated as such.

Prior Performance Summary, page 89

14. Please revise the introduction to clarify that AFR is a self-managed, publicly traded REIT and therefore is not subject to the same types of fees and expenses that you will pay to your manager and its affiliates.

15. Please revise each of the tables to show performance for the last three fiscal years, ending December 31, 2006. Currently, the tables cover fiscal years 2003-2005.

Three Year Summary of Funds Raised by AFR, page 90

16. Please revise the first line to show total capital raised on a gross basis. Also, please include a line item in the table showing the total amount paid to affiliates of AFR, if any, from offering proceeds. If any additional amounts of fees or expenses were paid to third parties from the proceeds, please show those amounts in a separate line item.

17. Please revise this table to include the amount of acquisition costs and the amount of leverage. We note that you have provided this information in the first table.

Three Year Summary of Sales by AFR page 91

18. Please expand the table to include all of the information identified in Table V of Industry Guide 5.

Three Year Summary of Acquisitions by AFR, page 90

19.   Please revise this table to include all of the information identified in Table VI of Industry
        Guide 5. We do not object to providing this information on a portfolio basis if
        information about individual properties is not available.

Federal Income Tax Considerations

Opinion of Counsel, page 93

20.   Please revise to disclose that counsel has also provided an opinion that the operating
        partnership will be treated as a partnership for federal income tax purposes.

Funds from operations (NAREIT defined), page C-5

21.   Explain to us why your calculation of Funds from operations excludes minority interest
        in total rather than adjusting for the minority interests' share of other FFO adjustments.
        To the extent your intent is to present FFO available to all stakeholders (shareholders and
        OP unit holders) revise your description accordingly.

22.   Revise your disclosure to include a reconciliation of the denominator used in the
        calculation of diluted FFO per share to that used in the calculation of diluted earnings per
        share.

Adjusted funds from operations, page C-5

23.   You disclose that adjusted funds from operations is helpful to investors as a measure of
        liquidity position. It appears from this disclosure that you intend AFFO to be used as a
        liquidity measure. Explain to us how you applied the guidance in item 10(e)(ii)(A) in
        determining that the adjustments used in your calculation of AFFO were appropriate.
        Furthermore, given that AFFO is a non-GAAP liquidity measure, explain to us why you
        have not reconciled it to a GAAP liquidity measure.

Exhibit 5.1 – Form of Legal Opinion

24.   We note the reference in the first paragraph to the registration of 1,000 shares of common stock pursuant to your stock option plan; however, the fee table on your registration statement and the cover page of the prospectus do not appear to reference these shares. Please provide a revised opinion or revise your registration statement to discuss this aspect of your offering.

25.   We note that the opinion is limited to federal law and the laws of the State of New York. Please tell us the relevance of New York law to the legal opinion being provided.

26.   Counsel providing the legal opinion must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. We note that the registrant is incorporated in the state of Maryland and that Proskauer Rose is relying on the opinion of Venable with respect to matters of Maryland law. Please file the Venable opinion as an exhibit to the registration statement.

Sales Literature, submitted on November 20, 2007

Tri-fold Sales Literature

27.   We note that you have included photographs of properties that you do not own. In addition, each of the photographs clearly identifies a prominent tenant. Considering that you do not currently own any properties and you do not have agreements with any prospective tenants, these photographs are not appropriate for your sales literature. Please revise the materials to remove the photographs.

Front Page

28.   You state that an investment in your shares is appropriate for investors seeking, among other things, inflation hedge and low correlation to stock market. Please explain from what portion of the prospectus these statements are derived. We note that in the Q & A section on page "x" of the prospectus, you include the other goals listed here, but not these two.

Why Invest in Real Estate?

29.   Refer to the pie charts showing hypothetical investment portfolios. Please tell us why you have chosen a 32 year period to reflect hypothetical returns. It appears that a shorter period would be more relevant to current investors. Also, please include a statement to highlight the fact that the REIT returns shown reflect returns of REIT securities that trade

on an exchange and explain the difference between those returns and returns that investors in a non-traded REIT might expect.

30.   Please add disclaimer disclosure relating to the fact that an investor in American Realty Capital Trust, Inc. should not expect the same performance as the NCREIF Index because, unlike the returns your investors will receive, which factor in fees and expenses, the NCREIF Index does not factor in such fees or expenses.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Peter Fass
        Proskauer Rose LLP